Exhibit 99.(a)(2)

December 2, 2008

Dear Colleagues:

Healthways, Inc. (the “Company”) is conducting a stock option purchase program. This is a voluntary program for all eligible employees who have outstanding options to purchase shares of common stock of the Company that were granted between September 1, 2004 and August 15, 2008 under our 1996 Stock Incentive Plan, as amended, 2001 Amended and Restated Sock Option Plan, or 2007 Stock Incentive Plan (“eligible options”). Eligible employees are only those employees of the Company or one of its subsidiaries, other than our Chief Executive Officer, as of December 2, 2008 who continue to be employees through the expiration date of the Offer on December 30, 2008, or a later date if the Offer is extended. You may elect to sell all of your eligible options for a cash payment in the range of $0.29 to $2.10 per share underlying each eligible option as outlined in the offering materials. This payment will be paid as soon as practicable following the expiration date of this offer.

The accompanying documents describe this stock option purchase program in detail, including possible benefits and risks of this program. As this offering is subject to the federal securities laws, the accompanying materials are quite detailed. Please take the time to review these documents and consider your decision carefully.

As described in more detail in the accompanying documents, we are conducting the offer to provide you with an alternative means of realizing value from your existing equity awards and to provide the Company with additional shares for making future equity awards. We make no recommendations as to whether you should participate in the option purchase program, and recommend that you consult with your own advisors regarding your decision.

If you decide to participate in the program, you need to complete and return the attached Letter of Transmittal to us in accordance with the instructions contained in the accompanying offering materials no later than 11:59 P.M., Central Standard Time, on Tuesday, December 30, 2008 (or, if we extend the offer period, we will specify a later date).

If you have any questions about this offer or the attached documents, please contact Betty Ann Lay by phone at (615) 614-4115 or by email at benefitscommunications@healthways.com.

Sincerely,

/s/ Ben R. Leedle, Jr.
Ben R. Leedle, Jr.
Chief Executive Officer